File # 82-34856

DEER CREEK
Energy Limited

Deer Creek Energy Limited Announces Sale to Total E&P Canada Ltd. for Approximately $1.35 Billion

Calgary, Alberta, August 2, 2005
TSX:DCE

Deer Creek Energy Limited ("Deer Creek") announced today that it has entered into an agreement (the "Agreement") pursuant to which Total E&P Canada Ltd. ("Total"), a wholly owned direct subsidiary of Total S.A., will make an all-cash offer (the "Offer") to acquire all of the issued and outstanding common shares on a fully diluted basis (the "Shares") of Deer Creek by way of a take-over bid. Under the Offer, Total will acquire the Shares at a price of $25.00 per share, valuing the proposed transaction at approximately Cdn. $1.35 billion. The Offer represents a 45% premium to Deer Creek's shareholders based on the weighted average closing price of Deer Creek's common shares on the TSX for the 20 previous days ending July 29, 2005 and a 39% premium over Friday's closing price of $18.00. The Offer will be subject to certain conditions, including acceptance of the Offer by holders of at least 66 2/3% of the outstanding common shares of Deer Creek calculated on a fully diluted basis, and receipt of all required regulatory approvals.

The Board of Directors of Deer Creek has unanimously approved the proposed transaction and has concluded the transaction is in the best interest of its shareholders and will recommend that its shareholders accept the Offer. Goldman, Sachs & Co. and Peters & Co. Limited, acted as financial advisors for Deer Creek and have provided the Board of Directors of Deer Creek with their opinions that the consideration under the Offer is fair from a financial point of view to the holders of Deer Creek common shares.

Deer Creek has agreed to pay Total a non-completion fee of Cdn. $40 million in certain circumstances if the transaction is not completed. The Agreement includes customary non-solicitation covenants. Full details of the Offer will be included in the formal take-over bid circular and related documents, which will be mailed to all shareholders of Deer Creek on or about August 5, 2005 and in any event no later than August 17, 2005. The Offer, unless extended, will expire 35 days thereafter with anticipated closing in September 2005. The directors and certain major shareholders, representing approximately 32.3% of the issued and outstanding shares of Deer Creek on a fully diluted basis, have agreed to tender their shares, subject to certain exceptions, and have entered into lock-up agreements with Total evidencing such commitment.

Deer Creek is a publicly traded, Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. The Company plans to develop the Joslyn Project by way of four phases of SAGD recovery and four phases of oil sands mining recovery, which is designed to produce more than 200,000 barrels of bitumen per day for more than 30 years. Deer Creek has an 84% working interest in and is operator of the Joslyn Project.

Certain statements contained in this document are "forward-looking statements". The projections, estimates and beliefs contained in such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those anticipated in any forward-looking statements. Deer Creek believes the expectations reflected in those forward-looking statements are reasonable; however Deer Creek cannot provide any assurance that these expectations will prove to be correct.

For further information please contact:

Deer Creek Energy Limited
Mr. Glen C. Schmidt, President & CEO or Mr. John S. Kowa[redacted]
at (403) 264-3777, (403) 264-3700 (fax)
E-mail: deercrk@deercreekenergy.com
Website: www.deercreekenergy.com

FORM 52-109FT2
Certificate of Interim Filings during Transition Period

I, Glen C. Schmidt, President and Chief Executive Officer of Deer Creek Energy Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Deer Creek Energy Limited** for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 5, 2005

(signed) *Glen C. Schmidt*
Glen C. Schmidt
President and Chief Executive Officer

FORM 52-109FT2
Certificate of Interim Filings during Transition Period

I, John S. Kowal, Vice President, Finance and Chief Financial Officer of Deer Creek Energy Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Deer Creek Energy Limited** for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 5, 2005

(signed) *John S. Kowal*
John S. Kowal
Vice President, Finance and Chief Financial Officer

Strengthened Balance Sheet Provides Capability to Further Advance Areas of Growth

Quarterly Highlights

- Net capital investment of $29.3 million
- Construction of SAGD Phase II on schedule and budget
- Commenced drilling the 17 SAGD Phase II well pairs
- Submitted Joslyn Sales Lines (pipelines) regulatory application and advanced engineering design
- Entered into a $30 million credit agreement with ATB for the Joslyn Sales Lines
- Averaged production of 260 barrels of bitumen per day
- Raised $40.8 million in a bought deal equity financing of 3 million shares
- Acquired an additional 4.5 sections of contiguous land between Leases 24 and 452
- Expanded our technical and management teams with 4 new additions
- Subsequent to the second quarter, Deer Creek announced the proposed acquisition of 100% of the shares of the Company, on a fully diluted basis, by Total E&P Canada Ltd. for $1.35 billion

Overall, our progress during the quarter was on track. Deer Creek is pleased with the progress made during the quarter on the Joslyn Sales Lines, a marketing arrangement for SAGD Phase II production and mine regulatory application preparation supported by our increased financial capacity.

Construction at the SAGD Phase II plant site is on schedule and on budget. Net capital investment was $29.3 million during the period with 84% directed to SAGD Phase II. At quarter end, construction was 30% complete. The tanks have been constructed and major equipment has been mobilized to the site with the remaining modules scheduled for delivery over the next quarter.

Drilling of the initial well pairs required for SAGD Phase II commenced in June, 2005 with a batch drilling sequence started on the first of 4 well pads. Each well pad will house 3 to 5 well pairs consisting of a producer and an injector well. To date, surface casing has been set on 5 well pairs on the first well pad and 4 producer intermediate sections have been drilled and cased. Drilling of 2 horizontal sections were completed in July.

Drilling from the first well pad is expected to be completed in early September, after which the rig will move to the second well pad, continuing the drilling of the 17 well pair project. Steaming of the reservoir remains on schedule and is expected to begin in the first quarter of 2006 with initial production by mid 2006.

During the quarter, Deer Creek announced it will proceed with ownership, construction and operation of the Joslyn Sales Lines that will accommodate 40,000 barrels per day of bitumen production and the associated diluent and provide transportation for all four phases of the SAGD development. In conjunction with this, Deer Creek entered into a credit agreement, through its 84% owned subsidiary, for a non-recourse pipeline credit facility of $30 million with The Alberta Treasury Branches ("ATB"). The estimated gross capital cost for the pipelines is $37 million. This project is a very important step for Deer Creek as it gives a direct pipeline transportation route to market and is consistent with the goal of controlling operations and maximizing options to create long-term value.

Subsequent to the end of the quarter, the approval of the pipeline regulatory application was received. Construction is expected to commence in September and initial operations in early 2006 concurrent with start-up of SAGD Phase II.

In addition, Deer Creek announced during the quarter a marketing arrangement for SAGD Phase II production with a major oil sands producer for the purchase of light density diluent and the sale of the blended bitumen. This is another important step for the Company to obtain a reliable supply of diluent and secure a market for its production. This arrangement is for a period of two years commencing with the planned in-service date for the Joslyn Sales Lines.

During the quarter, the on-stream time of the SAGD Phase I well pair exceeded 97% with the electrical submersible pump installed in January performing with better than expected efficiency. Production averaged 260 barrels of bitumen per day at an instantaneous steam oil ratio of 3.4 over the quarter, with a June exit rate of 280 barrels of bitumen per day and an instantaneous steam oil ratio of approximately 3.5.

Deer Creek continues to see good operational practices that are forming a knowledge base as the Company transitions to SAGD Phase II in 2006. Late in the quarter, a number of initiatives were undertaken to maximize steam chamber development in the reservoir. Well analysis indicates excellent steam chamber distribution over 55% of the well length which contributed the majority of the production volumes. Further analysis has identified that the heel of the producer was drilled too close to the underlying Devonian formation which has hampered reservoir flow capacity. The expected production has been revised to reflect this well reservoir placement. As steam chamber development improves production is expected to be 400 to 500 barrels of bitumen per day in the first quarter of 2006. SAGD Phase II is utilizing data from the initial well pair combined with advanced geo-statistical and reservoir modeling to enhance placement of future well pairs. The Company does not expect to change its forecast for SAGD Phase II.

During the quarter Deer Creek completed an equity financing for $40.8 million ($38.6 million net), further strengthening its balance sheet. This additional capital reinforces the capability to advance the next SAGD expansion, progress the mine development and initiate the construction of the Joslyn Sales Lines.

At the end of the quarter, Deer Creek completed the acquisition of 4.5 sections of land from the Alberta Department of Energy, as Lease 799 which is adjacent to the Joslyn Project's primary SAGD area. Original bitumen in place on Lease 799 is estimated to be approximately 480 million barrels. Future delineation drilling and geological modeling will provide additional information for estimates of potential recoverable resources from the bitumen in place identified and will be integrated into Deer Creek's SAGD development plan.

Deer Creek is continuing its efforts to reach application submission for the initial mine development of 100,000 barrels of bitumen per day in late 2005 or early 2006. The mine regulatory application is proceeding on schedule and on budget. In the second quarter, Deer Creek completed a review of development and process options for the mine, primary bitumen separation, bitumen froth cleaning and tailings management; finalized the site plot plan; continued research and pilot plant work on bitumen froth cleaning methods; and started engineering on the extraction process.

The next major milestones for the mining development include, finalizing the mine development sequence, reclamation and closure plans, and completing the extraction process materials balances.

Deer Creek further expanded its technical team during the quarter with 2 additions to its thermal area. In June 2005, the Company added a senior position, General Manager of Thermal Operations, to provide depth in leadership and direction to the expanding SAGD development. In addition, Deer Creek added a senior position to its mining team, Manager Mining effective September 1, 2005, to steward the mine regulatory process through approval and development.

Deer Creek continues to see interest in the oil sands sector due to strong industry fundamentals and is excited about its project. The Company is on track with its business plan and has the people in place to make it happen.

On August 2, 2005, Deer Creek entered into an agreement pursuant to which Total E&P Canada Ltd. will acquire 100% of the issued and outstanding common shares, on a fully diluted basis, for $1.35 billion or $25.00 per share. This transaction represents a 45% premium to shareholders based on the weighted average closing price of Deer Creek's common shares on the Toronto Stock Exchange for the 20 previous days ending July 29, 2005. The Board of Directors unanimously approved the proposed transaction on August 2, 2005 and will recommend acceptance of the offer by shareholders in the Directors` Circular to be mailed in early August. The offer is expected to close in September 2005.

On behalf of the Board of Directors,

(signed)

Glen C. Schmidt

President and Chief Executive Officer

August 5, 2005

The foregoing message contains forward-looking statements. Readers are directed to the Management's Discussion and Analysis and the following "Advisory", which also applies to the forward-looking statements in this message.

Advisory

This interim report contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "estimate", "believe" and other similar words, or statements that certain events or conditions "may" or "will" occur. By their nature, forward-looking statements involve assumptions and are subject to a variety of risks and uncertainties, including, but not limited to, those associated with resource definition, the timeline to production, the possibility of project cost overruns or unanticipated costs and expenses, regulatory approvals, fluctuating oil and gas prices, and the ability to access sufficient capital to finance future development. Although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Except as required under applicable securities legislation, the Company undertakes no obligation to update or revise any forward-looking information. The reader is cautioned not to place undue reliance on forward-looking statements.

Management's Discussion and Analysis

This Management's Discussion and Analysis for Deer Creek Energy Limited ("Deer Creek" or the "Company") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and accompanying notes for the six months ended June 30, 2005 and the audited consolidated financial statements and the Management's Discussion and Analysis contained in the Company's Annual Report for the year ended December 31, 2004. Additional information with respect to Deer Creek, including the Annual Information Form, can be found on SEDAR at www.sedar.com or the Company's website at www.deercreekenergy.com. This Management's Discussion and Analysis is dated August 5, 2005.

The following information offers Management's analysis of the financial and operating results of the Company and may contain forward-looking statements that are based on estimates and assumptions that are subject to uncertainties. Actual results or events may vary materially from those anticipated.

Overview

Deer Creek Energy Limited is a Canadian oil sands company which owns an 84 percent ownership interest in Oil Sands Leases 24, 452 and 799 (the "Joslyn Project") in the Athabasca region of Alberta, Canada. Enerplus Resources Fund ("Enerplus") through its wholly-owned subsidiary EnerMark Inc., holds the remaining 16 percent ownership interest in the Joslyn Project.

The Joslyn Project, which contains over 50,000 acres of land with an estimated production potential of over 200,000 barrels of bitumen per day for more than 30 years, will be developed through Steam Assisted Gravity Drainage ("SAGD") and mining recovery. As the operator, Deer Creek is advancing the Joslyn Project in a disciplined, staged growth plan to capture the significant potential of the oil sands leases while mitigating risk and incorporating industry-proven technologies and processes.

The Joslyn Project is currently the Company's only material asset. Deer Creek continues to identify and evaluate other oil sands and related business opportunities.

Results of Operations

Joslyn Project

SAGD Phase II facility construction continued during the second quarter of 2005. Field installation of the major units of the facility commenced and is within budget and on schedule for commissioning in early 2006. The construction of the surface gathering system for SAGD Phase II also began during the second quarter of 2005 and is on schedule and within budget.

To achieve the expansion of 10,000 barrels of bitumen per day that SAGD Phase II is expected to provide, 17 well pairs are initially required. Construction of four well pads for the 17 well pairs began in the first quarter of 2005. During the second quarter of 2005, Deer Creek mobilized the slant-hole drilling rig and commenced drilling on the first well pad. All four well pads are on schedule for steaming in the first quarter of 2006.

SAGD Phase I facility is performing as designed and is providing useful information for the design and operation of SAGD Phase II. The Company, in cooperation with industry participants, continued the pilot of burning emulsified bitumen as an alternative fuel to natural gas, known as MSAR™ or multiphase superfine atomized residue.

The SAGD Phase IIIA regulatory application continued to be stewarded through the regulatory and stakeholder process, with expected approval in the first quarter of 2006.

Development of the mine continued with progress achieved on the initial mine development plan, the social and economic assessment and public consultation to support the completion of a regulatory application in late 2005 or early 2006.

Joslyn Sales Lines

During the second quarter, Deer Creek, together with Enerplus, formed Deer Creek Pipelines Limited ("DCPL") to construct, own and operate the Joslyn Sales Lines. Deer Creek has an 84 percent ownership of DCPL. The Joslyn Sales Lines will consist of a diluent lateral pipeline and a blended bitumen lateral pipeline originating from the Joslyn Project to the Athabasca Terminal, north of Fort McMurray.

The Joslyn Sales Lines will be approximately 62 kilometres in length and accommodate 40,000 barrels per day of bitumen production and the associated diluent, and will provide transportation for all four phases of the Joslyn Project's SAGD development.

Regulatory application was made during the second quarter of 2005 and approval was received in July. Construction on the pipelines is expected to commence in the third quarter of 2005. Initial pipeline operations are planned for early 2006 to coincide with the start-up of the SAGD Phase II facility.

Net Additions to Property, Plant and Equipment

Exploration, development and construction activities have been conducted under a joint-venture agreement with Enerplus.

($ thousands)	**Three Months Ended June 30** **2005**	2004	**Six Months Ended June 30** **2005**	2004
Joslyn Project, net				
Project delineation	**42**	256	**9,460**	8,312
SAGD Phase I	**74**	(526)	**782**	9,344
SAGD Phase II	**24,545**	172	**39,863**	259
SAGD Phase III	**270**	1,159	**599**	2,973
SAGD Operations	**1,310**	800	**3,224**	800
Mining	**900**	44	**1,458**	102
Other	**2,221**	430	**5,343**	416
Asset retirement obligations	**15**	15	**163**	610
Capitalized general and administration	**1,197**	506	**2,434**	984
Project costs	**30,574**	2,856	**63,326**	23,800
Office equipment	**78**	124	**280**	276
Net additions to property, plant and equipment	**30,652**	2,980	**63,606**	24,076

For the three and six months ended June 30, 2005, net capital expenditures (excluding non-cash items such as asset retirement obligations and capitalized stock-based compensation) were incurred primarily for the construction of the SAGD Phase II facility and gathering system. Progress continued on the infrastructure required for the Joslyn Project including water source wells and pipelines.

The Company advanced the analysis of its largest field exploration program to date, consisting of 271 wells. The 2004-2005 core-hole program expanded the Company's geological well database to more than 800 wells on the Joslyn Project.

Deer Creek purchased Oil Sands Lease 799 which is directly adjacent to the primary SAGD area. This purchase provides additional opportunities for the development of the Joslyn Project.

The Company is expecting net capital expenditures before capitalized general and administration costs of $121.6 million for the remainder of 2005, excluding SAGD operations. Of this total amount, $94.0 million is for the continued development and construction of SAGD Phase II facility, $4.7 million is for mine development, $16.3 million is for the construction of the Joslyn Sales Lines and $6.6 million is for project delineation, corporate costs and other items.

Deer Creek's primary activity is the development of the Joslyn Project. The current gross estimated initial cost remaining to complete SAGD Phase II is $131.3 million. Future development costs of the Joslyn Project are anticipated to be financed through a combination of internally generated cash flow, equity financings and debt.

SAGD Operations

SAGD Phase I, Deer Creek's initial SAGD demonstration phase, provides operational knowledge for future development of the Joslyn Project. At the end of the second quarter of 2005, the SAGD Phase I well pair reached gross production of 280 barrels of bitumen per day with a steam oil ratio of 3.5. Late in the second quarter of 2005, a number of initiatives were undertaken to maximize steam distribution to optimize well performance.

($ thousands)	Three Months Ended June 30 **2005**	2004	Six Months Ended June 30 **2005**	2004
Bitumen sales, net of royalties	**239**	-	**226**	-
Operating costs	**1,549**	800	**3,450**	800
SAGD operations, net cost	**1,310**	800	**3,224**	800

All net revenue and operating costs are capitalized for this demonstration phase of development.

Financial Results

($ thousands)	Three Months Ended June 30 **2005**	2004	Six Months Ended June 30 **2005**	2004
Interest and other revenue	**823**	158	**1,939**	418
General and administrative expenses, net	**1,074**	576	**2,175**	1,186
Net income (loss)	**(498)**	(450)	**(885)**	(824)

Interest and Other Revenue

Interest and other revenue is primarily interest earned on cash invested in bankers' acceptances, money market and other interest bearing instruments held during the period. Interest and other revenue increased by $0.7 million for the three months ended June 30, 2005 and $1.5 million for the six months ended June 30, 2005 when compared to the same periods in 2004. The average investment balance was higher during 2005 as a result of net proceeds received from the Company's July 29, 2004 initial public offering. In accordance with corporate policies, cash is invested in short-term investment instruments.

General and Administrative Expenses

Net general and administrative expenses for 2005 increased when compared to 2004 primarily due to an increase in the number of employees and the stock-based compensation costs for 2005 stock option awards. The number of employees at Deer Creek increased to 52 at June 30, 2005 from 18 at June 30, 2004. Employee increases have resulted primarily from field contract positions accepting full time employment opportunities with the Company. Deer Creek's general and administrative expenses are expected to increase as the Joslyn Project advances.

Gross general and administrative expenses increased by $1.2 million for the second quarter of 2005 and $2.7 million for the first six months of 2005 when compared to the same periods of 2004. These increases are primarily due to increased activities related to project development, including employees, computer services and consulting costs. Costs directly related to project development activities are capitalized.

($ thousands)	Three Months Ended June 30 2005	Three Months Ended June 30 2004	Six Months Ended June 30 2005	Six Months Ended June 30 2004
General and administrative expenses, gross	**2,310**	1,069	**4,740**	2,023
Joint venture recoveries	**(357)**	(180)	**(754)**	(319)
	1,953	889	**3,986**	1,704
Stock option compensation costs	**318**	193	**623**	466
Capitalized costs	**(1,197)**	(506)	**(2,434)**	(984)
General and administrative expenses, net	**1,074**	576	**2,175**	1,186

For the year ended December 31, 2005, the gross general and administrative expenses are expected to be approximately $10.3 million. A portion of these expenditures will be offset by Enerplus' 16 percent share, pursuant to the joint-venture agreement, and the applicable capitalization.

Amortization

Amortization expense for the three months ended June 30, 2005 was $143,000 compared to $18,000 for the three months ended June 30, 2004 and $257,000 for the six month period ended June 30, 2005 compared to $30,000 for the six month period ended June 30, 2005. Amortization expense increased in 2005 due to the amortization of deferred financing charges related to the Company's credit facilities and the increase in corporate assets required to meet the needs of a larger employee base.

Income Taxes

Income taxes increased to $392,000 in the first six months of 2005 from $26,000 in the first six months of 2004 due to additional Large Corporations Tax resulting from the Company's higher capital base and the recording of future income taxes related to the effect of negative resource allowance.

Deer Creek is not subject to current taxes in Canada other than Large Corporations Tax.

Net Income (Loss)

The net loss for the three and six months ended June 30, 2005 was comparable to the net loss for the three and six months ended June 30, 2004. Increases in net general and administrative, income tax and amortization expenses were offset by the increase in interest and other revenue.

Losses are expected to continue during 2005 as the Joslyn Project will remain in the developmental phase. All net revenue and operating costs associated with SAGD Phase I will be capitalized and amortized over the expected life of the associated reserves.

*Quarterly Information**

($ thousands, except per share amounts)	**Q2 05**	Q1 05	Q4 04	Q3 04	Q2 04	Q1 04	Q4 03	Q3 03
Net additions to property, plant and equipment	**30,652**	32,954	16,489	9,149	2,980	21,096	5,988	4,638
Interest and other revenue	**823**	1,116	1,012	656	158	260	235	240
Net income (loss)	**(498)**	(387)	(174)	(458)	(450)	(374)	(166)	(45)
Net income (loss) per share, basic and diluted	**(0.01)**	(0.01)	-	(0.01)	(0.02)	(0.01)	(0.01)	-

*Quarterly information is prepared in accordance with Canadian generally accepted accounting principles.

Interest and other revenue decreased during the second quarter of 2005 due to the increase in capital expenditures incurred for the construction of the SAGD Phase II facility.

Liquidity

Working Capital

Working capital surplus decreased $23.3 million during the first six months of 2005. The decrease in working capital surplus is primarily due to capital expenditures for the development of the Joslyn Project offset by the net proceeds from the June 30, 2005 issuance of common shares.

($ thousands)	
Working capital, December 31, 2004	160,932
Capital expenditures	(62,502)
Proceeds from the issuance of common shares, net of share issue costs	38,818
Abandonment deposit recovery	584
Other	(167)
Working capital, June 30, 2005	137,665

The working capital surplus at June 30, 2005 is expected to be sufficient to complete the SAGD Phase II facility and the Joslyn Sales Lines.

Capital Resources

Equity Financing

On June 30, 2005, the Company closed a bought deal financing of 3,000,000 common shares at a price of $13.60 per common share for total net proceeds of $38.5 million. Proceeds from this share issuance are intended to fund the Company's ongoing development activities for the Joslyn Project, including the costs of the Joslyn Sales Lines, mining and thermal expansion projects, and general corporate purposes.

Credit Facility

On May 26, 2005, the Company entered into a credit agreement with The Alberta Treasury Branches to provide a non-recourse pipeline credit facility of $30.0 million secured by the Joslyn Sales Lines. Drawdown of the credit facility is expected in January 2006. The credit facility is a one year revolver, converting to a four year term loan.

During the six months ended June 30, 2005, Deer Creek did not draw upon the existing $65.0 million committed credit facility.

Commitments and Contractual Obligations

The Company did not enter into any additional material commitments other than that set forth in Note 6 of the accompanying notes to the unaudited consolidated financial statements.

Outstanding Share Data

At July 31, 2005, share capital consisted of the following:

(thousands)	
Issued and outstanding	
Common shares	50,962
Stock options	2,662
Performance share units	244
Fully diluted number of shares	53,868

Subsequent Event

On August 2, 2005, Deer Creek entered into an agreement pursuant to which Total E&P Canada Ltd. will acquire 100% of the issued and outstanding common shares, on a fully diluted basis, for $1.35 billion or $25.00 per share. The Board of Directors unanimously approved the proposed transaction on August 2, 2005 and will recommend acceptance of the offer by shareholders in the Directors' Circular to be mailed in early August. The offer is expected to close in September 2005.

Critical Accounting Estimates

A comprehensive discussion of the Company's significant accounting policies is contained in Note 1 of the accompanying notes to the audited consolidated financial statements for the year ended December 31, 2004 in Deer Creek's 2004 Annual Report. The Company's critical accounting estimates remain unchanged since December 31, 2004.

Risk Management and Success Factors

Reference is made to the "Risk Management and Success Factors" section of Management's Discussion and Analysis in Deer Creek's 2004 Annual Report. The nature of the Company's risk exposure and methods of managing risk remain substantially unchanged since December 31, 2004.

Outlook

Through July 2005, production from the SAGD Phase I well pair has remained flat as the Company continues to experiment with steam distribution to increase well productivity. Well analysis indicates excellent steam chamber development over the middle to toe portion of the well, whereas the middle to heel portion is contributing less effectively. As steam chamber development improves, production levels are expected to increase. Production levels are expected to reach 400 to 500 barrels of bitumen per day in the first quarter of 2006. SAGD Phase II is utilizing data from the initial well pair combined with advanced geo-statistical and reservoir modeling to enhance placement of future well pairs. The Company does not expect to change its forecast for SAGD Phase II.

On-site construction of the SAGD Phase II expansion to develop 10,000 barrels of bitumen per day began during the first quarter of 2005. Construction is expected to be completed in late 2005. Drilling of the 17 well pairs planned for development will continue throughout 2005 and early 2006, with initial steaming expected to commence in early 2006.

With the completion of Deer Creek's 2004-2005 core-hole drilling program, ongoing evaluation of the leases continues. Deer Creek is currently compiling the required data to support the planning and regulatory application for SAGD Phase IIIB and the first two phases of the mine development, which are expected to add an additional 15,000 barrels of bitumen per day and 100,000 barrels of bitumen per day of production, respectively.

The regulatory application for SAGD Phase IIIA was submitted for approval on March 1, 2005. Approval is expected in the first quarter of 2006. Work will continue on SAGD Phase IIIA in 2005, consisting of the preparation of a cost estimate, ongoing stakeholder communications and determination of infrastructure requirements.

The Company will continue to make progress on the mining development regulatory process and expects to submit the application for the first 100,000 barrels of bitumen per day in late 2005 or early 2006. A decision on the mine regulatory approval is expected in 2007.

Supplemental Information

Joslyn Project Development Plan

Project Phase	Expected Production Bbls of bitumen per day	Start-up*	Full Production*
SAGD Phase I	500	Q2 2004	Q1 2006
SAGD Phase II	10,000	Q1 2006	2007
SAGD Phase IIIA	15,000	2007	2008
SAGD Phase IIIB	15,000	2009	2010
Mine Phase I	50,000	2010	2011
Mine Phase I	50,000	2013	2014
Mine Phase III	50,000	2016	2017
Mine Phase IV	50,000	2019	2020

* Start-up for the SAGD phases of the Joslyn Project refers to initial steaming, with full production expected 12 to 18 months after start-up. Start-up for the mining phases of the Joslyn Project refers to initial extraction, with full production expected six months after start-up.

Consolidated Balance Sheets

(unaudited)

(thousands of dollars)	June 30 2005	December 31 2004
Assets		
Current assets		
Cash and cash equivalents	$ 106,653	$ 85,437
Short-term investments	54,031	86,168
Accounts receivable	8,585	8,578
Prepaid expenses and deposits	414	337
	169,683	180,520
Abandonment deposits	3	587
Deferred charges (note 2)	1,167	926
Property, plant and equipment	141,428	77,951
	$ 312,281	$ 259,984
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 32,018	$ 19,588
Future income tax liability	4,221	4,475
Asset retirement obligations (note 3)	1,023	860
	37,262	24,923
Shareholders' equity		
Share capital (note 4)	262,055	222,446
Contributed surplus	28,860	27,626
Deficit	(15,896)	(15,011)
	275,019	235,061
	$ 312,281	$ 259,984

Contingencies and Commitments (note 6)

See accompanying notes to the consolidated financial statements

Consolidated Statements of Income and Deficit

(Unaudited)

(thousands of dollars, except per share amounts)	Three months ended June 30 **2005**	2004	Six months ended June 30 **2005**	2004
Revenue				
Interest and other	**$ 823**	$ 158	**$ 1,939**	$ 418
Expenses				
General and administrative	**1,074**	576	**2,175**	1,186
Amortization	**143**	18	**257**	30
	1,217	594	**2,432**	1,216
Income (loss) before income taxes	**(394)**	(436)	**(493)**	(798)
Income taxes				
Large Corporations Tax	**104**	14	**200**	26
Future income tax	**-**	-	**192**	-
	104	14	**392**	26
Net income (loss)	**(498)**	(450)	**(885)**	(824)
Deficit, beginning of period	**(15,398)**	(13,929)	**(15,011)**	(13,555)
Deficit, end of period	**$ (15,896)**	$ (14,379)	**$ (15,896)**	$ (14,379)
Net income (loss) per common share (note 4) Basic and diluted	**$ (0.01)**	$ (0.02)	**$ (0.02)**	$ (0.03)

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

(Unaudited)

(thousands of dollars)	Three months ended June 30 **2005**	Three months ended June 30 2004	Six months ended June 30 **2005**	Six months ended June 30 2004
Operating activities				
Net income (loss)	**$ (498)**	$ (450)	**$ (885)**	$ (824)
Add items not affecting cash:				
Stock-based compensation	**292**	105	**510**	422
Amortization	**143**	18	**257**	30
Future income tax	**-**	-	**192**	-
Changes in non-cash working capital	**(215)**	(66)	**23**	102
	(278)	(393)	**97**	(270)
Investing activities				
Property, plant and equipment additions	**(30,163)**	(2,856)	**(62,502)**	(23,225)
Proceeds from short-term investments	**1,779**	-	**32,137**	-
Abandonment deposit recovery (contribution)	**-**	(148)	**584**	(151)
Changes in non-cash working capital	**527**	(11,073)	**12,388**	(3,145)
	(27,857)	(14,077)	**(17,393)**	(26,521)
Financing activities				
Proceeds from the issuance of common shares (note 4)	**38,552**	-	**38,818**	16,647
Deferred charges	**(369)**	-	**(369)**	-
Changes in non-cash working capital	**63**	(150)	**63**	(150)
	38,246	(150)	**38,512**	16,497
Increase (decrease) in cash and cash equivalents	**10,111**	(14,620)	**21,216**	(10,294)
Cash and cash equivalents, beginning of period	**96,542**	39,458	**85,437**	35,132
Cash and cash equivalents, end of period	**$ 106,653**	$ 24,838	**$ 106,653**	$ 24,838
Cash and cash equivalents is comprised of:				
Deposits with banks	**$ 149**	$ 59	**$ 149**	$ 59
Interest bearing instruments	**106,504**	24,779	**106,504**	24,779
	$ 106,653	$ 24,838	**$ 106,653**	$ 24,838

See accompanying notes to the consolidated financial statements

(tabular amounts in thousands of dollars except per share amounts and otherwise noted)

1. Summary of Significant Accounting Policies

The interim consolidated financial statements of Deer Creek Energy Limited ("Deer Creek" or "the Company") are prepared in accordance with Canadian generally accepted accounting principles. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and revenue and expenses during the reporting period. Actual results may differ from those estimates.

The accounting policies applied are consistent with those outlined in the Company's annual consolidated financial statements for the fiscal year ended December 31, 2004. These consolidated financial statements for the six months ended June 30, 2005 do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements included in the Company's 2004 Annual Report.

Certain comparative figures have been reclassified to conform to current financial statement presentation.

Basis of Presentation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, and its newly formed subsidiary, Deer Creek Pipelines Limited ("DCPL"), jointly owned by Deer Creek and Enerplus Resources Fund ("Enerplus") through its wholly-owned subsidiary EnerMark Inc. The Company owns an 84 percent interest in DCPL and these consolidated financial statements reflect only Deer Creek's proportionate interest.

Share Appreciation Rights

The Company established a Share Appreciation Rights Plan (the "SAR Plan") on March 11, 2005. Under the SAR Plan employees and providers of services to the Company are entitled to cash payments equal to the excess of the market price of the common shares over the exercise price of the share appreciation right. The obligations are accrued and recorded as compensation expense over the graded vesting period.

2. Deferred Charges

		Amount
Balance, December 31, 2004	$	926
Deferred charges		369
Amortization		(128)
Balance, June 30, 2005	**$**	**1,167**

Deferred charges include debt financing costs that have been incurred in establishing the Company's credit facilities. These amounts are being amortized over the term of the related credit facility and are included in amortization expense (see Note 5).

3. Asset Retirement Obligations

		Amount
Balance, December 31, 2004	$	860
Liabilities incurred		134
Accretion		29
Balance, June 30, 2005	**$**	**1,023**

The estimated undiscounted amount of cash flows required to settle the asset retirement obligations is $2.4 million and have been discounted at rates between 5.9 percent and 7.3 percent. The costs are expected to be incurred between 2008 and 2040.

4. Share Capital

Authorized
Unlimited number of common shares without par value
Unlimited number of first preferred shares without par value, issuable in series

Issued

	Number of Shares (thousands)		**Amount**
Common Shares			
Balance, December 31, 2004	47,898	$	222,446
Issued for cash	3,000		40,800
Issue costs, net of tax benefits of $763	-		(1,506)
Exercise of stock options	52		315
Balance, June 30, 2005	**50,950**	**$**	**262,055**

On June 30, 2005, the Company closed a public offering of 3,000,000 common shares at $13.60 per common share for total gross proceeds of $40.8 million.

At June 30, 2005, there were 5,095,000 common shares reserved for issuance under the Stock Option and Performance Share Unit Plans.

Performance Share Units

The Company has a Performance Share Unit Plan under which directors, officers, employees and providers of services to the Company are eligible to receive grants.

	Number (thousands)		**Exercise Price** ($/unit)
Outstanding, December 31, 2004	171	$	0.05
Granted	70		0.01
Outstanding, June 30, 2005	**241**	**$**	**0.04**
Exercisable, June 30, 2005	**183**	**$**	**0.05**

For the six months ended June 30, 2005, compensation cost of $0.6 million for performance share units granted has been credited to contributed surplus.

4. Share Capital (continued)

Stock Options

The Company has a Stock Option Plan under which directors, officers, employees and providers of services to the Company are eligible to receive grants.

	Number (thousands)		Weighted Average Exercise Price ($/option)
Outstanding, December 31, 2004	2,339	$	5.80
Granted	444		15.18
Exercised	(52)		5.50
Cancelled	(75)		8.78
Outstanding, June 30, 2005	**2,656**	**$**	**7.29**
Exercisable, June 30, 2005	**1,523**	**$**	**5.23**

For the six months ended June 30, 2005, compensation cost of $0.6 million has been recognized for stock options granted after January 1, 2003.

No compensation cost has been recorded for stock options granted in 2002. The following shows pro forma net loss and loss per common share had the fair value method of accounting been applied for stock options granted during 2002:

	Three months ended June 30				**Six months ended June 30**			
		2005		2004		**2005**		2004
Net income (loss)								
As reported	**$**	**(498)**	$	(450)	**$**	**(885)**	$	(824)
Less fair value of stock options		**17**		19		**34**		37
Pro forma	**$**	**(515)**	$	(469)	**$**	**(919)**	$	(861)
Basic and diluted net income (loss) per share								
As reported	**$**	**(0.01)**	$	(0.02)	**$**	**(0.02)**	$	(0.03)
Pro forma	**$**	**(0.01)**	$	(0.02)	**$**	**(0.02)**	$	(0.03)

The estimated fair value of stock options was calculated at the date of grant using the Black-Scholes model and the following assumptions:

		June 30 2005
Weighted average fair value ($/option)	**$**	**5.18**
Expected volatility (percent)		**30**
Risk free interest rate, average for the period (percent)		**4.0**
Expected life (years)		**5**

Share Appreciation Rights

On March 11, 2005, the Company established a Share Appreciation Rights Plan. Under this plan, employees and providers of services to the Company are eligible to receive cash payments equal to the excess of the market price of the common shares over the exercise price of the right. The vesting period of the share appreciation rights is two years.

		June 30 2005
Share appreciation rights granted and outstanding		**47,059**
Share appreciation rights exercisable		**-**
Weighted average exercise price ($/right)	**$**	**14.08**
Market value ($/right)	**$**	**16.50**

All share appreciation rights granted were granted to employees directly involved in pre-commercial development activities. Compensation cost of $14 thousand related to the share appreciation rights has been capitalized.

Earnings per share

Basic and diluted net income (loss) per share has been calculated using the weighted average number of common shares outstanding during the six month period of 47,946,800 (29,391,700 in 2004) and the three month period of 47,981,900 (29,811,800 in 2004). The calculation of diluted net income (loss) per share does not include stock options or performance share units as the effect would be anti-dilutive.

5. Credit Facilities

On May 26, 2005, the Company entered into a credit agreement with The Alberta Treasury Branches to provide a non-recourse pipeline credit facility of $30.0 million and the Joslyn Sales Lines, which consists of two pipelines to be constructed, owned and operated under DCPL have been pledged as security. Fees incurred in relation to the credit facility are included in deferred charges and will be amortized over the term of the agreement which expires December 31, 2010.

As at June 30, 2005, no amounts had been advanced under either the $30.0 million or $65.0 million credit facility.

Standby fees of $0.4 million in relation to the credit facilities have been capitalized during the six month period ended June 30, 2005.

6. Contingencies and Commitments

Joslyn Project Development

The Company has agreements with Talisman Energy Inc. (the "Talisman Agreement") and Enerplus related to the development of the Joslyn Project. Details of these agreements are provided in Note 8 to the annual consolidated financial statements for the fiscal year ended December 31, 2004.

Contingent amounts payable to Talisman Energy Inc. by both the Company and Enerplus under the terms of the debenture granted pursuant to the Talisman Agreement are as follows:

	June 30 2005	December 31 2004
Contingent production payment:		
Deer Creek	**$ 17,640**	$ 17,640
Enerplus	**3,360**	3,360
	$ 21,000	$ 21,000
Contingent interest payment:		
Deer Creek	**$ 6,338**	$ 5,967
Enerplus	**1,207**	1,137
	$ 7,545	$ 7,104

As at June 30, 2005, development of the Joslyn Project had not advanced sufficiently to establish commercial production and positive operating cash flows. Additional investment is projected to be required to complete development of the property and to pay contingent consideration to Talisman Energy Inc. when the associated production levels are reached.

Joslyn Sales Lines

The Company has contracted an unrelated third party to provide the pipe required for the Joslyn Sales Lines. As at June 30, 2005, the Company had committed to pay $5.0 million to this party regardless of whether the Joslyn Sales Lines are constructed by Deer Creek. As at June 30, 2005 the Company fully intended to progress with the project and, therefore, has not recorded these costs.

7. Subsequent Event

On August 2, 2005, Deer Creek entered into an agreement pursuant to which Total E&P Canada Ltd. will acquire 100% of the issued and outstanding common shares, on a fully diluted basis, for $1.35 billion or $25.00 per share. The Board of Directors unanimously approved the proposed transaction on August 2, 2005 and will recommend acceptance of the offer by shareholders in the Directors' Circular to be mailed in early August. The offer is expected to close in September 2005.

Corporate Information

Officers

Glen C. Schmidt
President and CEO

John S. Kowal
Vice President, Finance and CFO

Mark A. Montemurro
Vice President, Thermal

Gary R. Purcell
Vice President, Business Development

Don A. Riva
Vice President, Mining

Karen E. Lillejord
Controller

James D. Thomson
Corporate Secretary

Directors

John G. Clarkson [3, 4C]
President, Clearwater Capital Corporation

Jonathan C. Farber [2, 3]
Managing Director, Lime Rock Partners

Ronald J. Hiebert [2, 3]
Director, Investment Executive, Scotia McLeod

S. Barry Jackson [1, 3C, 4]
Chairman, TransCanada Corporation

Gordon J. Kerr [2]
President and CEO, Enerplus Resources Fund

Brian K. Lemke [2C]
Executive Chairman, Cordero Energy Inc.

Glen C. Schmidt [4]
President and CEO, Deer Creek Energy Limited

[1] Chairman of the Board
[2] Audit Committee
[3] Human Resources & Governance Committee
[4] Technical Committee
[C] Committee Chairman

DEER CREEK
Energy Limited

For more information, please contact

Deer Creek Energy Limited
2600, 205 – 5th Avenue SW
Calgary, Alberta T2P 2V7

Phone: 403-264-3777
Facsimile: 403-264-3700
Toll Free: 1-888-264-3777
E-Mail: deercrk@deercreekenergy.com

Deer Creek's annual report and other documents are available online at www.deercreekenergy.com.

Toronto Stock Exchange
Trading Symbol – DCE